UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):        ☐   Form 10-K                    ☐  Form 20-F                      ☒ Form 10-Q                     ☐  Form N-SAR

                                                                  For Period Ended:  March 31, 2003

                                                  ☐  Transition Report on Form 10-K

                                                  ☐  Transition Report on Form 20-F

                                                  ☐  Transition Report on Form 11-K

                                                  ☐ Transition Report on Form 10-Q

                                                  ☐  Transition Report on Form N-SAR

                                                  For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form.  Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

____________________________________________________________________________________________________

PART I - REGISTRANT INFORMATION

BUTLER INTERNATIONAL, INC.
Full Name of Registrant

Former Name if Applicable

110 Summit Avenue
Address of Principal Executive Office (Street and Number)

Montvale, NJ 07645
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form NSAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q,or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company requires additional time to consult with its attorneys and auditors to ensure proper accounting and disclosure of a material claim against it from its Chairman and Chief Executive Officer for breach of his employment contract. The Company received notification of the claim on May 12, 2003.  The facts and circumstances surrounding the potential breach of his employment contract were disclosed in Note 22 to the Company's 2002 Annual Report on Form 10K.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Michael C. Hellriegel	201	476-5404
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d)of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

Yes    ☒          No   ☐

____________________________________________________________________________________________________

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes   ☐          No   ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

BUTLER INTERNATIONAL, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 15, 2003	By: /s/ Edward M. Kopko
Edward M. Kopko
Chairman of the Board of Directors
and Chief Executive Officer

By: /s/ Michael C. Hellriegel
Michael C. Hellriegel
Senior Vice President
and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C.1001).